UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.___ )*

CB Pharma Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

       G2029P126

(CUSIP Number)

                                December 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2029P126	13G

1	NAMES OF REPORTING PERSONS Woodland Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 300,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 300,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G2029P126	13G
1	NAMES OF REPORTING PERSONS Barry Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 300,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 300,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G2029P126	13G
1	NAMES OF REPORTING PERSONS Marilyn Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 300,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 300,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

(a)	Name of Issuer:

CB Pharma Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

2 Gansevoort St.
9th Floor
New York, New York 10014
(781) 652-4500

Item 2.

1.	(a)	Name of Person Filing:	Woodland Partners
	(b)	Address of Principal Business
		Office, or, if None, Residence:	68 Wheatley Road
Brookville, New York 11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G2029P126

2.	(a)	Name of Person Filing:	Barry Rubenstein
	(b)	Address of Principal Business
		Office, or, if None, Residence:	68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G2029P126

3.	(a)	Name of Person Filing:	Marilyn Rubenstein
	(b)	Address of Principal Business
		Office, or, if None, Residence:	68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G2029P126

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J) please specify the type of institution.

Item 4.	Ownership.

The reporting persons purchased units (the “Units”). Each Unit consists of one Ordinary Share, par value $0.0001 per share (“Ordinary Shares”), one right (the “Right”), and one redeemable warrant (the “Warrant”). Each Right entitles the holder to receive one-tenth (1/10) of an Ordinary Share upon consummation of an initial business combination. Each Warrant entitles the holder to purchase one-half of an Ordinary Share at a price of $11.50 per full Ordinary Share, subject to adjustment. Since the Issuer will not issue fractional shares, in order to exercise the Warrants, the holder must exercise the Warrants in multiples of two Warrants in whole and not in part. Each Warrant will become exercisable upon the later to occur of (i) the completion of an initial business combination and (ii) twelve months from the closing of the offering.

The percentages of beneficial ownership shown below are based on 5,536,000 (includes the forfeiture of 100,000 Ordinary Shares since the underwriters did not exercise their full over-allotment option and includes the sale of 286,000 private units) Ordinary Shares outstanding as reported in the Issuer’s Form 8-K, dated December 24, 2014.

The following includes securities of the Issuer held by the reporting persons as of December 12, 2014, provided however, during March 2016, Woodland Partners sold the 300,000 Warrants and 300,000 Rights previously held by it.

1.	Woodland Partners:
	(a)	Amount beneficially owned: 300,000[1],2,3 shares.
	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 300,000[1,2,3] shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 300,000[1,2,3] shares.
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

2.	Barry Rubenstein:
	(a)	Amount beneficially owned: 300,000[1,2,3,4] shares. Barry Rubenstein is a general partner of Woodland Partners. Barry Rubenstein is the husband of Marilyn Rubenstein.
	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 300,000[1,2,3,4] shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 300,000[1,2,3,4] shares.

3.	Marilyn Rubenstein:
	(a)	Amount beneficially owned: 300,000[1,2,3,4] shares. Marilyn Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is the wife of Barry Rubenstein.
	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 300,000[1,2,3,4] shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 300,000[1,2,3,4] shares.

A Joint Filing Agreement is attached hereto as Exhibit A.

1 Includes 300,000 Ordinary Shares held by Woodland Partners.

2 Does not include 150,000 Ordinary Shares issuable upon the exercise of the Warrants held by Woodland Partners.

3 Does not include 30,000 Ordinary Shares issuable to Woodland Partners upon the consummation of an initial business combination.

4 The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2016

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Marilyn Rubenstein
Marilyn Rubenstein

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G with respect to the securities of CB Pharma Acquisition Corp., and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: June 9, 2016

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Marilyn Rubenstein
Marilyn Rubenstein
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